Galmed Pharmaceuticals Reports First Quarter 2014 Financial Results

TEL AVIV, Israel, May 15, 2014/PRNewswire/—Galmed Pharmaceuticals Ltd. (Nasdaq:GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, reported its financial results for the quarter ended March 31, 2014. These results are discussed in Galmed's Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2014, which includes Galmed’s unaudited condensed consolidated financial statements for the three months ended March 31, 2014, together with related and certain other information.

Galmed reported a positive cash flow from financing activities of $41.9 million for the quarter ended March 31, 2014 as compared to a negative cash flow from financing activities of $20,000 for the quarter ended March 31, 2013. The positive cash flow was primarily due to the issuance of ordinary shares in its initial public offering in March 2014 for net proceeds of approximately $39.9 million and the issuance of ordinary shares in a financing round completed prior to the initial public offering in February 2014 for net proceeds of approximately $2.0 million.

Research and development expenses amounted to $1.5 million during the quarter ended March 31, 2014, representing an increase of $1.0 million as compared to such expenses for the comparable prior year period. This increase primarily resulted from an increase in research and development subcontractor expenses in connection with aramchol’s clinical development program.

General and administrative expenses amounted to $633,000 during the year ended March 31, 2014, representing an increase of $494,000 as compared to such expenses for the comparable prior year period.

As a result of the foregoing research and development and general and administrative expenses, as well as our failure to generate revenues from operations since our inception, for the quarter ended March 31, 2014, our net loss was $2.2 million, representing an increase of $1.6 million as compared to our net loss for the comparable prior year period.

“We believe that our existing cash resources and the net proceeds from our initial public offering will be sufficient to fund our projected cash requirements through 2017, which is approximately 12 months after the anticipated completion of our currently planned Phase IIb clinical trial of aramchol in NASH patients who are overweight or obese and who also suffer from Type II Diabetes or elevated fasting glucose levels,” said Allen Baharaff, Galmed’s Chief Executive Officer. “We recently commenced patient screening for our pharmacokinetic and food effect studies of aramchol, as was recommended by the U.S. Food and Drug Administration in written correspondence from December 2013. We expect these studies to provide additional safety data to further support existing safety data from our prior pre-clinical studies and Phase I and Phase IIa clinical trials of aramchol. We anticipate completing the studies by the end of the third quarter of this year, which we anticipate will allow us to progress with aramchol’s clinical program as planned and to initiate our Phase IIb clinical trial of aramchol in NASH in the fourth quarter of this year”, said Galmed’s Chief Medical Officer, Dr. Maya Halperin.

Condensed Consolidated Statements of Operations

	Quarter ended March 31,
	2014	2013
	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	$1,502	$454
General and administrative expenses	633	139
Capital Loss	-	10
Operating loss	2,135	603
Financial expenses, net	26	4
Operating loss post-finance expense & other income, net	2,161	607
Net loss	$2,161	$607
Loss per share	$0.27	$0.12

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including Non-Alcoholic Steato-Hepatitis, or NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the SEC on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.